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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)



                           Pemco Aviation Group, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, $.0001 par value per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    706444106
    ------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2006
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]     Rule 13d-1(b)
     [ ]     Rule 13d-1(c)
     [X]     Rule 13d-1(d)



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                                                                     Page 2 of 7


CUSIP NO. 706444106

1. Name of reporting persons: Clarium LP, Clarium Capital Management LLC I.R.S. Identification Nos. of above persons (entities only):

2.   Check the appropriate box if a member of a group

                  (a)   [ ]
                  (b)   [ ]

3.   SEC use only

4. Citizenship or place of organization: Clarium LP - Bermuda, Clarium Capital Management LLC - Delaware.

Number of shares beneficially owned by each reporting person with

     5.   Sole voting power: 413,760*

     6.   Shared voting power: 0

     7.   Sole dispositive power: 413,760*

     8.   Shared dispositive power: 0

9.   Aggregate amount beneficially owned by each reporting person: 413,760

10.  Check if the aggregate amount in Row (9) excludes certain shares   [ ]

11.  Percent of class represented by amount in Row 9: 10.0%

12.  Type of reporting person: IA

* Clarium Capital Management LLC, in its capacity as an investment manager, has voting and dispositive power for shares held by Clarium LP as well as certain separately managed accounts which it advises.

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                                                                     Page 3 of 7


This Amendment No. 4 amends and supplements the Schedule 13G, Amendment No. 3 filed by Clarium LP and Clarium Capital Management LLC on February 14, 2006, relating to the Common Stock, $.0001 par value per share of Pemco Aviation Group, Inc., a Delaware corporation. Amendment No. 3 filed on February 14, 2006 amended and supplemented the Schedule 13G, Amendment No. 2 filed by Clarium Capital Ltd. on March 12, 2004. The 415,000 shares reported in the Amendment No. 2 were transferred to Clarium LP from its affiliate Clarium Capital Ltd. on December 31, 2004 as part of a restructuring by Clarium LP's manager, Clarium Capital Management LLC, an SEC-registered investment adviser. Subsequent non-material transactions by Clarium LP have resulted in holdings of 401,697 shares as of December 31, 2006. Clarium LP is the master fund of Clarium Capital Management LLC and performs substantially the same functions as did Clarium Capital Ltd. before such transfer took place. Further holdings of Clarium Capital Management LLC are reported here in the amount of 12,063 shares owned by certain accounts for which it may be deemed to have beneficial ownership. In
Item 3, though this filing is made under Rule 13d-1(d), the "investment adviser" option is indicated in order to reflect without ambiguity Clarium Capital Management LLC's updated status as an SEC-registered investment adviser.

Item 1(a).    Name of issuer:  Pemco Aviation Group, Inc.

Item 1(b).    Address of issuer's principal executive offices:

              1943 North 50th Street
              Birmingham, Alabama 35212

Item 2(a).    Names of person filing:  Clarium LP

Item 2(b).    Address of principal business office:

              1 Letterman Drive, Bldg C, Suite 400
              San Francisco, CA 94129

Item 2(c).    Citizenship:  Bermuda.

Item 2(d). Title of class of securities: Common Stock, $.0001 par value per share

Item 2(e).    CUSIP No.:  706444106

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or dealer  registered under section 15 of the Act
                        (15 U.S.C. 78o);
               (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);
               (c)  [ ] Insurance  company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c);
               (d)  [ ] Investment  company  registered  under  section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e)  [X] An   investment   adviser  in   accordance   with   Sec.
                        240.13d-1(b)(1)(ii)(E);
               (f)  [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
               (g)  [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
               (h)  [ ] A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);
               (j)  [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

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                                                                     Page 4 of 7


Item 4.       Ownership

The information in Items 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference.

               (a)   Amount beneficially owned: 401,697 shares.
               (b)   Percent of class: 9.7%.
               (c)   Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 401,697 shares.
               (ii)  Shared power to vote or to direct the vote: 0
               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                     401,697 shares.
               (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of 5 percent or Less of a Class:  Not applicable

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person:
              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8.       Identification and Classification of Members of the Group:
              Not applicable

Item 9.       Notice of Dissolution of Group:  Not applicable


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                                                                     Page 5 of 7


Item 1(a).    Name of issuer:  Pemco Aviation Group, Inc.

Item 1(b).    Address of issuer's principal executive offices:

              1943 North 50th Street
              Birmingham, Alabama 35212

Item 2(a).    Names of person filing:  Clarium Capital Management LLC

Item 2(b).    Address of principal business office:

              1 Letterman Drive, Bldg C, Suite 400
              San Francisco, CA 94129

Item 2(c).    Citizenship:  Delaware.

Item 2(d). Title of class of securities: Common Stock, $.0001 par value per share

Item 2(e).    CUSIP No.:  706444106

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or dealer  registered under section 15 of the Act
                        (15 U.S.C. 78o);
               (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);
               (c)  [ ] Insurance  company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c);
               (d)  [ ] Investment  company  registered  under  section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e)  [X] An   investment   adviser  in   accordance   with  Sec.
                        240.13d-1(b)(1)(ii)(E);
               (f)  [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
               (g)  [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
               (h)  [ ] A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
               (j)  [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).


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                                                                     Page 6 of 7


Item 4.       Ownership

The information in Items 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference.

               (a)   Amount beneficially owned: 12,063 shares.
               (b)   Percent of class: 0.3%.
               (c)   Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 12,063 shares.
               (ii)  Shared power to vote or to direct the vote: 0
               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                     12,063 shares.
               (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of 5 percent or Less of a Class:  Not applicable.

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person:
              Certain accounts under the management of Clarium Capital Management LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8.       Identification and Classification of Members of the Group:
              Not applicable

Item 9.       Notice of Dissolution of Group:  Not applicable

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                                                                     Page 7 of 7






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2007

                                    CLARIUM LP


                                    By: /s/ Peter Thiel
                                        ---------------------------------
                                        Signature

                                    Peter Thiel
                                    -------------------------------------
                                    Name


                                    CLARIUM CAPITAL MANAGEMENT LLC


                                    By: /s/ Peter Thiel
                                    -------------------------------------
                                        Signature

                                    Peter Thiel
                                    -------------------------------------
                                    Name